[Letterhead of Weil, Gotshal & Manges LLP]

November 8, 2007

Ms. Jennifer Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.

Registration Statement on Form S-1 (No. 333-141645)

Dear Ms. Hardy:

Thank you for your letter, dated October 30, 2007, setting forth the comments of the Securities and Exchange Commission on the Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. Attached hereto is a memorandum from EnergySolutions responding to those comments.

Please do not hesitate to call me at (212) 310-8316 with any questions or comments.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	Jeanne Baker

(Securities and Exchange Commission)

Val John Christensen

(EnergySolutions, Inc.)

Kris F. Heinzelman

(Cravath, Swaine & Moore LLP)

MEMORANDUM

November 8, 2007

Re:	EnergySolutions, Inc.

Registration Statement on Form S-1 (No. 333-141645)

This memorandum sets forth the responses of EnergySolutions, Inc. to the comments of the Securities and Exchange Commission contained in a letter, dated October 30, 2007, relating to EnergySolutions’ Registration Statement on Form S-1.

•

Disclose the purchase price paid for Duratek. Disclose the fact that your valuation experts concluded that the enterprise value of Duratek (i.e. the fair value of Duratek’s common stock and debt) was $223.9 million and that this value was the basis for assessing the fair value of the acquired assets and liabilities in the purchase price allocation.

The purchase price for Duratek is disclosed in the Form S-1. We have expanded our disclosure in the MD&A to state that we have determined that the enterprise value of Duratek was $223.9 million and that this value was the basis for assessing the fair value of the acquired assets and liabilities in the purchase price allocation.

•

Quantify the total net present value of identified “entity specific” synergies (i.e., the synergies that were the basis for the $14 million/year synergies you quantified for us in your comment letter response dated October 22, 2007). Discuss management’s plan regarding how these synergies can be achieved. You must fully convey to your readers that 100% of the expected value of these entity specific synergies was paid to the former owners of Duratek on day one of the acquisition.

•

Quantify the amount of “strategic vision” synergies (purchase price less $223.9 fair value less the value of the identified specific synergies (i.e., the point 2 above) and discuss management’s plan regarding how these synergies can be achieved. Clarify that the expected value of these synergies were also paid to the former owners of Duratek on day one of the acquisition.

We have revised our disclosure in the MD&A to state that all of our entity-specific synergies and a portion of our strategic synergies were paid to the former shareholders of Duratek as part of the purchase price. As we discussed during our telephone conversation with Jeanne Baker on October 30, the calculation of the

Securities and Exchange Commission

net present value of the synergies requires a series of assumptions that are subjective and commercially sensitive. Therefore, we have not quantified these synergies in the Form S-1. Although we have not specifically quantified these strategic synergies in the Form S-1, we have identified and disclosed them along with the potential revenues that could be generated from them in the Form S-1. It is management’s expectation that the cash flow generated from these strategic synergies will exceed the amount we paid to the former shareholders of Duratek.

•

Provide a risk factor that fully discusses the economics of the purchase price paid for Duratek. In this regard, you should quantify the goodwill recognized as a result of paying such a significant premium over the fair value of the common stock and debt of Duratek, and fully address the potential for impairment of this asset if management’s expectations regarding the realization of both its entity specific and strategic vision synergies do not come to fruition.

In response to the Staff’s comment, we have expanded our risk factor regarding goodwill impairment to discuss the economics of the purchase price paid for Duratek.

•	Please confirm that E&Y has reviewed and approved these updated disclosures.

As we discussed during our telephone conversation, E&Y has reviewed these updated disclosures.

•

Please provide us with an updated goodwill impairment analysis that reflects the restated purchase price allocation for Envirocare. Please ensure that you provide us with the full projections supporting each of the reporting unit’s cash flows. If possible, please prepare this analysis with and without the Duratek acquisition considered. Please confirm that E&Y has reviewed and approved this updated analysis.

We supplementally provided the Staff a goodwill impairment analysis that reflects the restated purchase price allocation for Envirocare. We have requested confidential treatment of this information.

•

Please request E&Y to update its audit report to address the restatement discussed in Note 18 to your audited financial statements for the year ended December 31, 2004, one month ended January 31, 2005, eleven months ended December 31, 2005 and year ended December 31, 2006.

In Amendment No. 4 to the Form S-1, E&Y has updated their audit report to address the restatement discussed in Note 19 to our audited financial statements.